AECOM 555 S. Flower Street Suite 3700 Los Angeles, CA 90071 www.aecom.com	213.593.8000 213.593.8730	tel fax

April 15, 2011

VIA EDGAR

Terrence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

1 Station Place, N.E., Stop 7010

Washington, D.C. 20549

Re:	AECOM Technology Corporation
Form 10-K for the Fiscal Year Ended September 30, 2010
Filed November 22, 2010
File No. 0-52423

Dear Mr. O’Brien:

This letter is in response to the comment letter, dated March 18, 2011, of the Staff of the Division of Corporation Finance (the “Staff”) regarding the above-referenced filing for AECOM Technology Corporation (“AECOM” or the “Company”).  To assist your review, we have retyped the text of the Staff’s comments in italics below.

Form 10-K for the Fiscal Year Ended September 30, 2010

General

1.                                       We note your disclosure on pages 4 and 11 in your filing that you provide urban planning services to, and have personnel in, the Middle East, a region that can be understood to include Iran, Syria, and Sudan. Also, it appears from the website of your magazine Now that you are involved in an urban design project in Damascus, Syria. In addition, we are aware of an Apri 2010 news report indicating that you are providing the masterplan for an upcoming urban construction project in Syria, with Davis Langdon, which you have acquired in October 2010, as the cost consultant.

Iran, Syria, and Sudan are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not include any information about contacts with those countries in your Form 10-K. Please describe to us your past, current, and anticipated contacts with each of the referenced countries, whether through subsidiaries, affiliates, joint ventures, or other direct or indirect arrangements, since your letter to us dated March 7, 2007. Your response should describe any goods, services, technology, software, information, or support that you have provided into Iran, Syria, and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by them.

RESPONSE

The Company is fully aware of and committed to compliance with U.S. sanctions administered by the Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) and U.S. export controls administered by the Department of State, Directorate of Defense Trade Controls (“DDTC”) and the Department of Commerce, Bureau of Industry and Security (“BIS”).  Consistent with the Company’s high ethical standards, the Company has stringent policies and procedures in place that either prohibit or restrict business with countries designated as state sponsors of terrorism, including Iran, Sudan, and Syria.  Please find below the requested description of the Company’s contacts with each of these three countries since March 7, 2007.

Iran

Due to the comprehensive embargo on dealings with Iran, the Company, including through its subsidiaries, affiliates, joint ventures, and other direct or indirect arrangements, has not had, nor does it currently have, contacts with Iran.  The Company does not anticipate future contacts with Iran unless and until the U.S. embargo is lifted.

Sudan

AECOM International Development, Inc. and AECOM Government Services, Inc. (“AGS”), subsidiaries of the Company, work on various projects in Sudan under contract to the U.S. Department of State and in support of the efforts of the United States Agency for International Development (“USAID”) and the Africa Peacekeeping Program (“AFRICAP”), the primary support services contract used by the U.S. Department of State’s Bureau of African Affairs.  These U.S. Government projects and all activities undertaken pursuant to such projects are carefully scrutinized to ensure compliance with U.S. sanctions and export controls laws and regulations.  The Company anticipates engaging in future projects in Sudan as needed under the USAID and AFRICAP programs.

USAID Program

AECOM International Development is involved with a transition assistance program that supports USAID efforts in Sudan and is authorized by OFAC by general license SU-2799 (31 C.F.R. § 538.531).  Since 2007, AECOM International Development pursuant to contract has worked to promote the understanding and implementation of peace agreements in Sudan.  Through a comprehensive in-kind and cash grants program, the AECOM team supports local counterparts — grantees selected by USAID — in efforts to revitalize war-shattered communities and continue on the path to reconciliation and growth.  The Company has provided support in several different areas, including health services, construction and rehabilitation of schools and airstrips, and provision of equipment, furniture, and supplies for administrative staff in geographic areas referred to in SU-2799 as the “exempt areas”: Southern Sudan, Southern Kordofan / Nuba Mountains State, Blue Nile State, Abyei, Darfur, and the four official camps for internally displaced persons in and around Khartoum.  When necessary, AECOM International Development personnel obtain BIS licenses for exports of equipment and other items to Sudan or an OFAC license as required by the relevant circumstances.

U.S. Department of State AFRICAP Task Orders

AGS has provided various support services pursuant to several different U.S. Department of State AFRICAP Task Orders.  Under AFRICAP, contractors provide military training, strategic advisory services, equipment procurement, logistical support services, and construction services consistent with and required by the State Department’s peacekeeping policies for developing countries in Africa.  Pursuant to these Task Orders, AGS provides support services, training, and goods to the Southern Sudan region exempt under OFAC regulations.  AGS’s activities include provision of basic support services (i.e., drilling holes for drinking water wells) and basic road maintenance (i.e., pouring new gravel) to the Department of State, the United Nations, and the African Union; communications equipment training to the Sudanese People’s Liberation Army (“SPLA”) to assist in the development of the SPLA into a normalized force; and basic emergency room services training and assistance related to assessing and establishing SPLA mobile and fixed medical facilities.  AGS has obtained and will continue to obtain export licenses and other authorizations from DDTC and BIS as required.

Syria

As the Staff is aware, U.S. restrictions on doing business in Syria, while stringent, are different from those applicable to Iran and Sudan.  The Company understands that there are restrictions on exports and reexports of U.S.-origin goods, software, and technology to Syria, along with prohibitions on dealings with certain Syrian individuals and entities, and has comprehensive policies in place to ensure compliance.  These include export control review, anti-boycott compliance and screening of individuals and entities under OFAC and other relevant regulations and requirements.  The Company’s foreign subsidiaries are assisting with the development of a mixed-use community and a private hospital in Syria.  At this time, other than completing the projects described below, the Company does not anticipate future business in Syria.

Khams Shamat Touristic Development

The Company, through Davis Langdon LLP, a U.K. company acquired in 2010, and EDAW Middle East Limited, a Company subsidiary, has limited business in Syria that is subject to strict U.S. sanctions and export controls policies and procedures.  Davis Langdon is providing cost management services, such as cost planning and control, and EDAW Middle East is providing master planning work, including two concept master plans and a detailed master plan, to Majid Al Futtaim Syria for Investments and Developments LLC for the Khams Shamat Touristic Development in Damascus, Syria.(1)  Majid Al Futtaim Syria has a development agreement with the Syrian Arab Republic.  The Khams Shamat Touristic Development will be a mixed-use community that includes tourism, shopping, and entertainment.

Kheir Rida Sa’ada (“KRS”) Hospital

AECOM Limited and Davis Langdon LLP, foreign subsidiaries of the Company, were contracted by Safingest International SA c/o Safinvest SA to assist with the design and development of a new private hospital and medical training center near Damascus, Syria.  AECOM Limited and Davis Langdon LLP are providing consulting services related to the construction of the hospital buildings, including mechanical, electrical engineering, structural and cost management services.

2.                                       Please discuss in your response the materiality of the contacts with Iran, Syria, and Sudan, you describe in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, or Sudan.

RESPONSE

The Company estimates that its total revenue from the projects in Syria is approximately US$1.27 million for the last three fiscal years and the interim period.  For this same period, the Company estimates that its total revenue from its work on projects under the auspices of USAID and the U.S. State Department in Sudan is approximately US$47.81 million.  These amounts, which combined represent approximately 0.2 percent of the Company’s total company revenues, are not significant.  Accordingly, the Company does not believe that these amounts are quantitatively material to a reasonable investor.

(1) For the Davis Langdon portion of the project, the contract is between Davis Langdon S.A.L (Offshore), a company 50 percent owned by Davis Langdon LLP, and Majid Al Futtaim Syria for Investments and Developments LLC.

Further, the Company understands that various state and municipal governments, universities, and other investors have proposed or adopted divestment legislation or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  These laws and initiatives vary greatly in scope, but in many cases target specific industry sectors, business with the governments of state sponsors of terrorism, and/or the conduct of business with state sponsors of terrorism in violation of U.S. law.  As discussed above, the Company strives to comply with all applicable laws, including U.S. sanctions and export controls laws and regulations, while also realizing value for our shareholders.  The AECOM Code of Conduct and Ethical Business Policy reflects our collective commitment to conducting our business in accordance with the highest standards of business ethics and in compliance with all applicable laws and regulations.  The Company does not believe that its very limited, lawful activity in Syria assisting with the development of a mixed-use community and a hospital, and its work in Sudan under contracts with the U.S. Government in support of U.S. foreign policy and national security interests and transition assistance efforts benefiting the people of Southern Sudan constitute qualitatively material information to a reasonable investor at this time.

We will continue to monitor divestment legislation and initiatives, as well as our shareholders’ concerns.  Should our business in Sudan and Syria and the risks associated with such business become material, we will include an appropriate disclosure in our filings with the Commission.

Definitive Proxy Statement Filed on January 21, 2011

General

3.                                       We note that you did not check the box on your Form 10-K indicating that no disclosure of delinquent Form 3, 4 or 5 filers is included in the 10-K or proxy statement. However, such disclosure does not appear in your filings. Please tell us supplementally, with a view toward future disclosure, what disclosure should have been included in response to Item 405 of Regulation S-K.

RESPONSE

The Company notes that it did not check the box on Form 10-K indicating that no disclosure of delinquent Form 3, 4 or 5 filers is included in the 10-K or proxy statement as the Company disclosed the delinquent filing of a Statement of Changes in Beneficial Ownership of Securities on Form 4 in the “Section 16(a) Beneficial Ownership Reporting Compliance” section of the Company’s proxy statement on page 67.

Certain Relationships and Related Transactions, page 29

4.                                      In future filings, please clarify the nature of the ‘certain services’ that TCC provides to THR under the Shared Services Agreement. With respect to this agreement and the Occupancy Agreement, please also disclose any optional or required periodic payments due during the term of these agreements. Please see Instruction 3.a to Item 404(a) of Regulation S-K.

RESPONSE

The Company confirms that, in future filings, it will clarify the nature of the “certain services” that TCC provides to THR under the Shared Services Agreement, which includes services such as accounting and tax, information technology and system support, human resources and office services.  Additionally, the Company confirms that no optional or required periodic payments are due during the terms of the Shared Services Agreement and Occupancy Agreement.

Compensation Discussion and Analysis, page 33

Benchmarking, page 35

5.                                       We note your discussion in this section, including your statement on page 36 that the “expanded peer group provides a more robust sample against which to benchmark compensation” and your statement on page 38 that “[w]e use the 50th percentile of our peer group companies and the broader market as a base line for base salary compensation for our named executive officers.” Your disclosure appears to indicate that you benchmark total compensation and certain elements of compensation. Please revise in future filings to provide the information required by Item 402(b)(2)(xiv) of Regulation S-K. Please also revise in future filings to disclose where actual compensation fell as compared to the benchmark and, if applicable, explain why actual compensation fell above or below the benchmark. For additional guidance, please refer to Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations, available on the Corporation Finance portion of our website.

RESPONSE

The Company discusses its use of benchmarking within the “Compensation Discussion and Analysis” under the “Benchmarking” section on pages 35 through 38 of the proxy statement.  Within this section, we list the individual companies contained in both the core and expanded peer groups (page 36) along with a comparison of numerous size and performance metrics between the Company and the peer companies (page 37).  In addition, the Company discloses where compensation fell for four of our executives relative to that of the two peer groups (page 37).  We also discuss certain broad factors influencing each executive’s positioning relative to the benchmark data (pages 37 and 38).  The Company confirms it will provide additional explanation for why actual compensation fell above or below the benchmark in future filings.

Short-Term Incentive Compensation, page 40

6.                                       We note that the financial metrics used to determine the amount of short-term incentive compensation to award to the named executive officers were supplemented by certain qualitative achievements, including individual accomplishments. In future filings, for each named executive officer, please detail the elements of individual performance and contribution that are taken into account when making this determination. Refer to Item 401(b)(2)(vii) of Regulation S-K.

RESPONSE

The Company confirms that, in future filings, it will detail for each named executive officer the elements of individual performance and contribution that are taken into account when making short-term incentive compensation determinations.

Long-Term Incentive Compensation, page 40

7.                                       We note that the PEP2010 awards are based on the three-year performance of growth in EBITDA and return on investment. We further note your statement that the “specific performance goal levels reflect confidential, internal financial targets at the time the awards are established.” Please provide your analysis supplementally as to how you would be competitively harmed if the specific performance goals or targets for the PEP2010 awards were disclosed, using the standard that would apply if you were requesting confidential treatment of information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2. In future filings, please disclose the target and maximum performance levels for each performance goal. See Item 402(b)(2)(v) and (vi) of Regulation S-K. In the event that you determine that disclosure of future target levels would result in competitive harm to the company pursuant to Securities Act Rule 406 or Securities Exchange Act Rule 24b-2, please discuss in future filings how difficult it will be for you to achieve the undisclosed target levels. Please refer to Instruction No. 4 to Item 402(b). We note your disclosure that the goals for the PEP2010 performance period are challenging, but achievable and your percentage payouts in past years.

RESPONSE

The Company has supplementally provided to the Staff its analysis as to how it would be competitively harmed if the specific performance goals or targets for the PEP2010 awards were disclosed.  The Company confirms that, in future filings, it will discuss how difficult it will be to achieve the undisclosed target levels.

8.                                       We note that the Compensation/Organization Committee considered certain qualitative results and individual contributions when granting the actual long-term incentive compensation awards for 2010. In future filings, please identify the qualitative results and describe how these results factored into the Compensation/Organization Committee’s compensation decision. Additionally, in future filings, for each named executive officer, please detail the elements of individual performance and contribution that are taken into account when making this compensation decision. Refer to Item 402(b)(2)(vii) of Regulation S- K.

RESPONSE

In making its decision regarding compensation, the Compensation and Organization Committee, while reviewing each component of compensation individually (salary, short and long-term incentives), focuses on providing a competitive and performance-based total reward package.  Factors considered by the Compensation and Organization Committee, both quantitative and qualitative, are outlined in the “Compensation Discussion and Analysis” under the “Elements of Compensation” section of the proxy statement on page 38, with additional qualitative factors identified in determining short-term and long-term incentive compensation listed on pages 40 - 41.  The Company confirms that, in future filings, it will provide information reflective of the qualitative results considered for each named executive officer.

9.                                       We note your statement that “[g]iven AECOM’s achievement of the PEP2008 goals, our named executive officers received payments from PEP2008 at 120% of target award amounts.” In future filings, please disclose the performance goals, the target and maximum levels for each performance goal, and actual results achieved by the company. Refer to Item 402(b)(2)(v) and (vi) of Regulation S-K. Please show us supplementally what your disclosure would have looked like for the PEP2008 awards.

RESPONSE

The Company confirms that, in future filings, it will disclose the performance goals, the target and maximum levels for each goal, and the actual results achieved by the Company for previous years.  The Company has supplementally provided to the Staff the requested disclosure for the PEP2008 awards.

Form 10-Q For the Fiscal Quarter Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Liquidity and Capital Resources, page 24

10.                                 We note your response to comment six in our letter dated January 21, 2011; however, we reissue the comment as we note that you did not provide this information in your Form 10-Q for the period ended December 31, 2010. In future Exchange Act filings, please discuss in more detail the affirmative and negative financial covenants for each credit facility and the unsecured senior notes. For the unsecured revolving credit facility, please also disclose the negative covenants relating to your net worth and leverage.

RESPONSE

The Company confirms that, in future filings, it will provide more information relating to the affirmative and negative financial covenants for each credit facility and the unsecured senior notes.  In addition, the Company confirms that it will disclose the negative covenants relating to its net worth and leverage.  The Company has supplementally provided to the Staff an example of the revised disclosure.

Exhibits 31.1 and 31.2

11.                                 We note that the identification of the certifying individual at the beginning of the certification required by the Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

RESPONSE

The Company confirms that, in future filings, it will revise the identification of the certifying individual at the beginning of the certification required by the Exchange Act Rule 13a-14(a) so as not to include the individual’s title.

Please contact the undersigned at (212) 973-3045 with any questions or comments you may have regarding this letter.

Very truly yours,

/s/ Nancy J. Laben

Nancy J. Laben
Senior Vice President and General Counsel

cc:	John M. Dionisio, President and Chief Executive Officer, AECOM Technology Corporation
Michael S. Burke, Executive Vice President, Chief Financial Officer, AECOM Technology Corporation